

PLX Technology

Investor Presentation
ISS Meeting
November 26, 2013



Silicon without Software is Just Sand

Safe Harbor Provision

Certain statements in this presentation which are not historical facts may constitute "forward-looking statements" that involve risks and uncertainties. Forward-looking statements in this document may include statements about the company's estimated net revenues, estimated operating expenses and estimated gross margins and our expectations for data center, cloud services and storage solution markets and the growth in solid-state storage solutions that use our PCI Express Gen3 products. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in the statements. Factors that could cause actual results to differ materially include risks and uncertainties, such as reduced demand for products of electronic equipment manufacturers that use the company's products, adverse economic conditions in general or those specifically affecting the company's markets, technical difficulties and delays in the development process, errors in the products, reduced backlog for the company's customers and unexpected expenses, the ability to retain key employees, the failure of PLX to protect its intellectual property rights as well as other factors discussed in "Risk Factors" of PLX's Annual Report on Form 10-K and its other filings from time to time with the SEC, which are available at http://www.sec.gov. All forward-looking statements in this presentation are qualified in their entirety by this cautionary statement, and no person undertakes any obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find it

PLX Technology, its directors and certain of its executive officers and employees are deemed to be participants in the solicitation of proxies from PLX Technology's stockholders in connection with the 2013 Annual Meeting. PLX Technology has filed a definitive proxy statement (the "PLX Proxy Statement") and a WHITE proxy card with the SEC on November 8, 2013, and has commenced the mailing of a definitive proxy statement and WHITE proxy card to its stockholders, in connection with the solicitation of proxies for the 2013 Annual Meeting. STOCKHOLDERS ARE URGED TO READ THE PLX PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT PLX TECHNOLOGY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Additional information regarding the identity of these participants and their direct or indirect interests, by security holdings or otherwise, is set forth in the PLX Proxy Statement. To the extent holdings of PLX Technology's securities have changed since the amounts shown in the PLX Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Stockholders can obtain, free of charge, copies of the PLX Proxy Statement and any other documents filed by PLX Technology with the SEC in connection with the 2013 Annual Meeting at the SEC's website (www.sec.gov), at PLX Technology's website (www. plxtech.com) or by writing to Company's investor relations department at 870 W. Maude Avenue, Sunnyvale, California 94085. In addition, copies of the proxy materials may be requested from PLX Technology's proxy solicitor, MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016 or toll-free at (800) 322-2885.

Agenda

1) Overview of PLX Technology

2) Strong Track Record and Commitment to Future Value Creation

3) Board is Experienced, Proven and Responsive to Stockholder Input

4) Potomac Capital has a Self-Interested, Short-Term Agenda

5) Summary

Appendix (Bios, Financials, Historic Data, Etc.)

PLX Technology – Recent Background

➤ Board signed definitive agreement to merge with IDTI (April 2012)

- Demonstrates commitment to pursuing a transaction that is value-maximizing for all stockholders

➤ FTC blocked merger with IDTI (December 2012)

➤ PLX recovered by focusing on plan to maximize value of core assets; the plan is driving results (throughout 2013):

- Delivered record company profits YTD (highest in 27 years)
- Built 70% market share with record design wins for future growth
- Expanding addressable market organically; without acquisitions
- Eliminated over $20M in operating expenses, paid down debt, built cash – all while increasing shareholder equity

➤ In parallel with execution of strategy, Board regularly evaluates other ways to maximize value for stockholders, including a sale

➤ Potomac Capital has commenced proxy contest (First 13D Jan 2013)

- Board offered settlements and was met with unreasonable demands
- Self-interested agenda of a quick sale for a short-term gain



1. Overview

The Foundation



Silicon without Software is Just Sand

Overview – What we do

➢ **Headquartered**

- Sunnyvale, CA; Listed on NASDAQ, 155 employees

➢ **Semiconductor Company**

- "Chips", "Integrated circuits"
- 2nd Largest Exporting Industry in US
- Fabless
  - Leverage multi $B capital equipment built by others like TSMC



➢ **PLX designs, develops and sells innovative chips**

- Integrated circuits that perform critical system connectivity functions
- Leveraging mainstream interconnect standards
  - PCI Express (PCIe), PCI, USB, SATA
- Differentiated products
  - Innovative proprietary features, anticipating customer needs and market trends, enabling customers to create differentiated system products

Markets and Customers

- ➤ **Technology, innovation and market share leader**
  - ▪ PCI Express switches and bridges

- ➤ **Serving growing markets**



PLX Customers Serving Cloud/Data Center

Servers
First Market that
Developed for Switches

DELL   ORACLE
hp   (intel)   FUJITSU
IBM   cisco

Storage
Largest Market
Growth
& Attach Rate

hp   EMC²
Violin   NetApp
FUSION-io   DELL
EMULEX   NEC   LSI   QLOGIC   IBM

Other Cloud Leaders requested not to be listed

Switches & Routers
Control Plane Standard

cisco   hp   HUAWEI
Juniper   H3C   ARISTA

All Market Leaders Using
PLX PCIe Products

PLX 72

PCI Express in Embedded

Multi-Function Printers & Set Top Boxes
Switches for fan-out and bridges for USB 3.0 Connectivity
- ➤ Japan, Korea and USA
- ➤ Mid to High End Models
- ➤ Gen2 & Gen 3 Switches
- ➤ USB 3.0 to PCIe Device Bridges

KONICA MINOLTA
SAMSUNG   xerox
SHARP

Industrial Appliances
CPU and DSP based platforms
using Switches & Bridges
- ➤ TI DSP Cards
- ➤ Gen2 & Gen3

Instrumentation
Multiple switches used for
backplane and cards
- ➤ Market Leader
- ➤ Use Feature-Packed Sw
- ➤ Gen2 and Gen3

NATIONAL INSTRUMENTS

PCI Express in Consumer

AMD
NVIDIA

Dual Graphic Cards
Supports two GPUs on Single Card
- ➤ Market Leaders
- ➤ High End Gaming Market
- ➤ Lower Cost, Basic Switch Used
- ➤ Ramping in Gen3
- ➤ Replaced Switches previously built by AMD & Nvidia

Desktops, Notebooks, All in Ones
Fan-out to additional
peripherals/storage (TB, SSD), multiple
GPU slots, lower power by shifting
CPU type and ease of data transfer.
Not a focus area but can produce
revenue opportunity at times.
- ➤ Market Leaders
- ➤ Feature differentiation
- ➤ Gen2 and Gen3

(intel)   GIGABYTE
ASUS   ASRock

PLX

Summary of Business

Product Focus



PCI Express
Switches & Bridges
Connectivity
USB & PCI Bridges,/Controllers
Storage Controllers, UARTs

Market Leading Customers



DELL, intel, FUJITSU, Juniper NETWORKS, hp invent, IBM, cisco, xerox, SHARP, SAMSUNG, ASUS, EMC², ORACLE, AMD Smarter Choice, HUAWEI, KONICA MINOLTA, EMULEX, NEC

PCIe Revenue Over 25% CAGR



$80
$60
$40
$20
$0
2004 2005 2006 2007 2008 2009 2010 2011 2012

PCIe Revenue now over 70% of PLX Total

Market Share Leader



All Others ~ 10%
IDTI ~20%
PLX ~70%



2. Strong Track Record and Commitment to Future Value Creation



Silicon without Software is Just Sand

PLX Built a Leadership Position

➤ 2002: High speed connectivity went serial
- PLX correctly predicted PCI Express to be the winning serial standard

➤ 2004: Introduced first family of Gen 1 switches and bridges
- Designs in servers at Sun Microsystems & storage systems at EMC

➤ 2008: Gen 2 introduction & new family for Cisco Systems
- Opened up networking market
- PCIe grows 10X from 2005 to 2008
- Numerous competitors abandon the market



➤ 2009: PLX market share rises to ~60%
- PLX selling to all enterprise market leaders

➤ 2010: PLX samples first Gen 3 silicon

➤ 2011: PCIe revenues exceed 50% of PLX sales for first time
- Plans for addressable market expansion with ExpressFabric finalized

➤ 2012: PLX PCIe cumulative sales exceed $300M
- Greater than 25% compounded annual growth (2006-2012)
- Definitive agreement with IDTI, later blocked by FTC

Additional PLXT history in Appendix



Strategy to Enhance Stockholder Value

- Key priorities for 2013 (as communicated to investors in January 2013)
  - Focus company on core strength...PCI Express
  - Regain Top Line Growth
    - Leverage PCIe growth to offset older product declines
    - Get Gen 3 designs into production
  - Focus on profitability and Improve Balance Sheet
    - GAAP profitable by Q2 and reduce spending to $52M for 2013
    - Build cash, pay down debt, increase stockholder equity
  - Grow "In the box" PCIe business
    - Increase design wins, higher attach rates, higher ASPs, more applications
    - Increase market share
  - Expand addressable market organically
    - PCIe Solid State Drives (SSD), ExpressFabric ("out of box"), other
    - Avoid M&A in near term
  - Leverage a solid team that works well together
    - The passion and skills to drive PLX to the next level

Strategy Has Already Delivered Results

- ➤ **Team Focused on PCIe**
  - ▪ All R&D and vast majority of remaining company resources on PCIe
  - ▪ All expenses associated with 10G business eliminated

- ➤ **Regained Top Line Growth**
  - ▪ With PCIe continued growth (up 13% YTD) and now over 70% of the revenue, offsetting connectivity declines



- ➤ **Record Profits & Improved Balance Sheet**
  - ▪ Spending reduced over $20M
    - • Spending below guidance
  - ▪ Delivered three consecutive GAAP profitable quarters
    - • Highest year-to-date profits in the Company's 27-year history
  - ▪ Shareholder equity up almost 20%
  - ▪ Increased cash by 8%
  - ▪ Paid down debt by 28%

Driving Future Growth & Value Creation

➢ **Leverage operating model for years to come**

- Higher revenues and controlled PCIe operating expenses can drive increased profits

- Revenue per employee over $650K
  - Greater than entire peer group (See appendix)



➢ **Fuel for growth**

- Design activity pipe (which measures our future potential annual revenue) is hundreds of millions of dollars in total

- 3X+ the size it was only 4 years ago with previous Gen 2 technology
  - The smaller Gen 2 design activity pipe resulted in revenues more than doubling over the following 3 years (2010-2012)
    - 2009: $32M
    - 2012: $67M
  - Expect current larger pipe will produce similar or greater results (2014-2016)

Driving Future Growth & Value Creation

- ➢ PLX is Gaining Market Share
  - ▪ 60-65% historically, now 70% and growing
  - ▪ Most blue chip customers prefer PLX
    - Every one of the top enterprise server, storage and networking companies around the world use PLX products
    - Innovation & first to market
    - Superior support & committed road map



All Others ~ 10%

IDTI ~20%

PLX ~70%

  - ▪ Improving competitive landscape
    - IDTI was a solid competitor in the past with Gen 2 technology, not today with new Gen 3
    - PLX has 18 Gen 3 products in market, IDTI has 3
    - PLX has hundreds of wins, IDTI has 3 significant wins that PLX is aware of
    - No significant known design win lost the past two quarters
  - ▪ Barriers to entry high
    - $50M-$100M investment, requiring dominant market share to get ROI
    - Plus…does one start on Gen 3 today?….too late as it will take two years to come out with a product. And Gen 4 will not be in production until 2017 or 2018.

Driving Future Growth & Value Creation

- Market expansion
  - Objective to quadruple addressable market by 2017
    - Higher attach rates & new applications "inside the box"
    - New fabric opportunity (ExpressFabric) "outside the box"
    - Silicon, software and system level products
    - All leveraging our internal PCIe skills

PCI Express Addressable Market



$ Millions (SAM)
$500
$400
$300
$200
$100
$0
2012
2013
2014
2015
2016
2017
ExpressFabric "Outside the Box" Systems & Switches
PCI Express "Inside the Box" Switches & Bridges

Shown as SAM. Actual TAM is in the $B's for total PCI Express Switching and Bridging (on CPUs/Chip Sets) and ExpressFabric (outside the box in data center/cloud) with silicon and systems. PLX Estimates. Based on customer feedback, the ExpressFabric silicon will be used in many applications beyond the Top of Rack example and will drive demand for other standard switches.

PLXT - 5 Year Stock Performance



Week of Nov 18, 2013: ■ PLXT 6.43 ■ ^GSPC 1804.76 ■ ^RUT 1124.92 ■ ^SOX 504.61

PLXT: Today Nov 2013 after 3 Record Setting Profitable Quarters

Definitive Agreement with IDTI. April 2012

Dec 2012. FTC blocks acquisition & IDTI terminated deal. Divesture of Teranetics complete, Turns focus to PCI Express only and return to profitability. New CEO, Pres. and Director David Raun

Board announces Ralph Schmitt, CEO & New Director. November 2008

PLXT (Blue)Outperforming
PHLX Semiconductor Sector (Brown)
Russell 2000 (Green)
S&P 500 (Red)

17

PLXT - 1 & 3 Year Stock Performance

1 Year



PLXT: Today Nov 2013 after 3 Record Setting Profitable Quarters

Nov 22, 2013: ■ PLXT 6.43 ■ ^GSPC 1804.76 ■ ^RUT 1124.92 ■ ^SOX 504.61

Dec 2012. FTC blocks acquisition & IDTI terminated deal. PLXT turns focus to PCI Express only and return to profitability.

3 Year



PLXT: Today Nov 2013 after 3 Record Setting Profitable Quarters

Nov 22, 2013: ■ PLXT 6.43 ■ ^GSPC 1804.76 ■ ^RUT 1124.92 ■ ^SOX 504.61

Definitive Agreement with IDTI. April 2012

Dec 2012. FTC blocks acquisition & IDTI terminated deal. PLXT turns focus to PCI Express only and return to profitability.

PLXT (Blue)Outperforming
PHLX Semiconductor Sector (Brown)
Russell 2000 (Green)
S&P 500 (Red)



3. Experienced, Effective and Transparent Board is Responsive to Stockholder Input



Silicon without Software is Just Sand

Independent, Engaged & Highly Qualified Board

- ➤ Annually elected Board has the experience, qualifications and independence necessary to provide effective oversight and direction to the Company
  - ■ Metric-driven review with management at least quarterly
  - ■ High functioning Board with on-going debate and challenge for balance

- ➤ Business leaders who possess deep knowledge of PLX Technology and its end markets

- ➤ Board is flexible, adaptable and experienced at capturing growth through new technology waves
  - ■ Proven track record at PLX Technology includes oversight of PCIe's growth into a market leading position, outperforming every competitor (11) that has entered the space:
    - • Direct competitors: IDTI, NEC, Pericom, Tundra, Texas Instruments, NextIO, Virtensys, ASMedia, & Lucid
    - • Other former internal switch suppliers using PLX now: AMD and NVidia

PLX's Highly-Qualified Nominees

	Current and former Board positions	Current and former senior executive level positions	Industry experience	Operational Areas of expertise
PLX Directors				
D. James Guzy, Founder, Chairman	PLX, Arbor Company, SRC Computers, Alliance Bernstein, Cirrus Logic, Intel, Novellus, MCT, LogicVision, Tessera		Semiconductors, Mutual fund management, High performance computing, Semicondutor equipment, Semiconductor IP licensing	Administration, Technology, Systems
John H. Hart	PLX, Plantronics, Coherent, Clearspeed	3Com, Vitalink	Data communication equipment	Technology, Systems
Michael J. Salameh, Founder	PLX, AOSL	PLX	Semiconductors	Marketing, Administration
Ralph Schmitt	PLX, OCZ, GSA, EXAR	OCZ Technology, PLX, Cypress, Sipex, Exar, Legend Silicon	Semiconductors, Storage	Sales, Marketing, Administration, Systems, Technology
Robert H. Smith, Audit Committee Financial Expert	PLX, MCT, Cirrus Logic, ON Semiconductor, Epicor Software, Virage Logic	Novellus, Mazwell Graphics, R.R. Donnelley, Honeywell, Memorex, Control Data	Semiconductors, Semicondutor equipment, Printing, Storage, Computing	Finance, Administration
Thomas Riordan	PLX, Mellanox, QED	MoSys, Exclara, PMC-Sierra, Quantum Effect Devices	Semiconductors, Semiconductor IP	Technology, Administration
Patrick Verderico	PLX, MCT, OSE USA, Catalyst Semiconductor	Ubicom, OSE USA, Maxtor, Creative Tech., Cypress, Phillips Semiconductor, Coopers& Lybrand	Semiconductors, Semiconductor test equipment and packaging, Software, Public accounting	Operations, Finance
David K. Raun, CEO	PLX	PLX, Pericom Semiconductor, Actovate, Waferscale Integration	Semiconductors, Outsourced Marketing	Marketing, Sales, Administration

Potomac's proxy filing calls for replacing James Guzy, Robert Smith and Tom Riordan (in gray above), some of our most highly qualified Board members. The Potomac nominees have relatively little experience compared to the PLX Board.

PLX Board Experience

- Semiconductor Experts (devices & intellectual property)
  - Over 20 companies at Board or Executive Level Represented
    - Including Intel, the most successful semiconductor company
  - Over 200 years of Semiconductor Experience
    - Every board member has experience at multiple semiconductor companies

- Board End Market Experience (markets we sell into)
  - Board members have experience in each of the five markets we serve

- Every Operational Area of Expertise Represented
  - Administration, Technology/Engineering, Finance, Investing, Operations, Marketing, Systems, and Sales

- M&A
  - Over 30 transactions for the team. Includes buy and sell side. Includes board positions and management positions.

Board Focus

- ➢ **Focus on Core Strength**
  - ▪ PCI Express is focus
  - ▪ Organic growth through PCIe
    - • Company has market position, technology and resources to grow without acquisitions
    - • Publically stated this to investors since late December 2012
    - • Eliminated M&A position at company
    - • Reduced shelf registration from $70M to $30M
      - • Also altered wording in shelf, removed "use for acquisition"
    - • Implemented plan to increase addressable market by 4X

Board Focus

- **Focus on GAAP Profitability**
  - Reduced spending by over $20 million to help control costs
    - Eliminated products & R&D for non-profitable businesses
    - Reduced executive management team
      - New CEO/Director David Raun running company lean with 5 total executives (sends message to stockholders & employees)
    - Companywide effort to reduce spending

- **Increased stockholder equity by almost 20%**

- **Increasing margins**
  - Company has multiple programs in place to bring up margins over time.
    - Product costs, pricing, value

Strong Board Governance Practices

➢ Separate Chairman and CEO

➢ All Directors elected annually

➢ Age limit of 72 effective at 2014 meeting

  ▪ Will result in two new directors at 2014 meeting

➢ Excellent attendance at meetings

  ▪ 99% and 97% in 2011 and 2012

➢ Six of eight Directors are independent

➢ All Board committee members are independent

➢ Current and former CEOs not on any Board committees

➢ CEO not on any other Boards

➢ Plurality voting

  ▪ However, no director has received less than 63% of the votes cast excluding broker non-votes in the past five years

Strong Corporate Governance Practices

- Annual say on pay
  - 82% and 97% last two years
- No shareholder rights plan
- No multi-year guaranteed bonuses
- Option repricing and buyouts are prohibited, no evergreen provisions
- Change in control agreements are double trigger
- Shareholders can act by written consent
- No stock option backdating issues
- No restatements, no adverse opinions, no enforcement actions, no weakness in internal controls
- Succession planning

Committed to Exploring all Available Avenues to Maximize Stockholder Value

➢ Board's support of IDTI transaction demonstrates its commitment to pursuing a transaction that is value-maximizing for all stockholders

- Approved definitive agreement, April 2012
- Remains open and committed to another value maximizing transaction

➢ Record of Board's negotiation of the IDTI transaction is testament to rigorous advocacy on behalf of all stockholders

- Company realized $7.00 definitive agreement price (a 5 year high). 78% premium over the five-day average price prior to the announcement
- Completed comprehensive go-shop to ensure maximum outcome for shareholders



Board is not opposed to a sale under right circumstances



4. Potomac Capital

Self Interested, Short-Term Agenda



Silicon without Software is Just Sand

Potomac Capital – Self Interested

- Potomac Capital's agenda is self-interested, focused on only short-term gains and potentially harmful to other stockholders
  - Publically stated desire to sell the company
    - Believe their intent is for a quick sale, short-term gain to fulfill the demands of its own investors and transition capital to its next target – without regard for the best interest of all PLX Shareholders
    - Creates uncertainty and instability with employees in one of the most competitive markets in the world for technical talent
    - Creates disruption of the business with key customers who count on PLX's technology and support including key individuals

- Board is *not* opposed to a sale under the right circumstances, as evidenced by the IDTI transaction
  - The Board has and will continue to review interest by all parties
  - However, a sale is not guaranteed, and Potomac has no other stated plan*

* Until the 11-20-2013 Investor Presentation which highlights basically the PLX plan that has been underway since 2012.

PLX Board Open to Resolution

➢ Board has offered reasonable settlements:

  ▪ Two Potomac nominee seats & committee positions

  ▪ Remove two existing PLX directors

  ▪ Additional mutually agreed upon new board member

    • PLX recommends adding expertise, diversity and value to the Board

  ▪ Customary standstill provisions

➢ But the Board must remain functioning

  ▪ Potomac will not agree to a comprehensive standstill to assure stability. Leaves company at risk of continued disruption

We do not believe Potomac's actions are those of a stockholder working to enhance value for all other investors

Potomac Focused on Fast Sale

➤ Potomac is committed to their only plan – Sell PLX

➤ Potomac did not engage in substantive discussions with management regarding their concerns OR discuss possible nomination of directors prior to filing their 13D on January 25, 2012

➤ Potomac has refused request by PLX to have the Potomac nominees evaluated by our Nominating and Corporate Governance Committee

Potomac has not engaged constructively and has been disruptive to the business of PLX as your Board continues to enhance shareholder value

Concerns About Potomac Nominees

➤ Based on publicly available information, the Potomac nominees do not appear to diversify or add experience to the Board

- Mr. Colombatto and Mr. Domenik
  - Semiconductor industry experience is duplicative with that of many members of the current Board
  - Although on some private boards Mr. Colombatto does not appear to have public company board experience
  - Alignment with Potomac raises concern that they will be working in the interest of a single stockholder

- Mr. Singer/Potomac
  - History of selling
    - Zilog – Was made an offer of $4.50 before Mr. Singer joined board, company sold later at $3.59
    - STEC – Sold at 18% discount to 52 week high
    - Sigma – Mr. Singer is Chairman. Potomac sold 1,069,510 of 2,594,783 shares or 41% in September 2013. Stock down since.
  - No operational experience running a company



5. Summary

PLX Technology



Silicon without Software is Just Sand

Summary

- Strategy: In place to maximize stockholder value
- Execution: Record profits and PCIe revenues
- Leadership: 70% market share. Beat 11 competitors
- Alternatives: Open to all value maximizing opportunities
- Change: New CEO leadership making impact
- Experienced: Board & management team
- Team: Focused on maximizing stockholder value
- Performance: Outperformed S&P 500, Russell 2000 & PHLX Semi Sector over 1, 3 and 5 years

- *Potomac:* *Self interested. Quick sale. Nominees lack subject matter diversity. Disruptive. Unwilling to form a productive board environment. Employees concerned.*



Appendix

PLX Technology



Silicon without Software is Just Sand

PLX Comparison to Peers*

	PLXT	Average of Comps	CAVM	MLNX	IDTI	LSI	EXAR	AMCC
Last complete FY Used	12/31/2012		12/31/2012	12/31/2012	3/31/2013	12/31/2012	3/31/2013	3/31/2013
Revenue	$100,248	$674,545	$235,480	$500,799	$487,236	$2,506,087	$122,026	$195,642
Gross margin	58.6%	53.3%	43.6%	68.5%	55.3%	49.2%	45.6%	57.6%
OPEX								
R&D	27,532	219,802	109,943	138,946	169,833	690,294	22,379	187,419
	27.5%	32.6%	46.7%	27.7%	34.9%	27.5%	18.3%	95.8%
SG&A	28,927	120,389	71,794	85,609	125,684	354,923	32,638	51,684
	28.9%	17.8%	30.5%	17.1%	25.8%	14.2%	26.7%	26.4%
Total incl other	63,602	354,589	209,417	224,555	295,517	1,094,308	56,270	247,464
Efficiency								
Headcount	150		831	1,112	1,748	5,080	291	649
Revenue per Employee	$668	$371	$283	$450	$279	$493	$419	$301
Market cap (11/21/13)	$292	$1,825	$1,840	$1,830	$1,460	$4,360	$581	$877

➤ PLXT gross margin is higher than all but Mellanox

➤ R&D costs as a % of revenue are lower than average

➤ PLX SG&A as a % of revenue reflects small public company

➤ PLX revenue per employee greater than all and 2X+ in several cases

 ▪ Innovative products and cost control

➤ Note: This is for PLX 2012 continuing operations. 2013 YTD results are better.

 ▪ Lower operating expenses & higher revenues

* Peer group as identified in Potomac's PLXT Investor Presentation Dated 11-20-2013. All calculations in $K

Analyst, Christian Schwab



CRAIG-HALLUM
C A P I T A L   G R O U P   L L C

Christian Schwab
Senior Research Analyst
612-334-6337
cschwab@craig-hallum.com

October 22, 2013
Institutional Research

PLX Technology, Inc.   BUY
(PLXT – $6.24)   Price Target: $7.00

Maintain Buy Rating And $7 Price Target

PLX Technology is a leading fabless semiconductor company that produces bridges, controllers and interconnect chips for the PCI, PCI-X and PCI Express markets as well as high performance USB products and NAS and DAS storage products.

➤ "Operating expenses have been well controlled"

➤ "… should enable the company to grow PCIe revenue 15%-25% per year for the foreseeable future."

➤ "We expect PCIe products to be approximately 80% of overall product revenue in 2014 which should result in legacy headwinds being less meaningful going forward."

Analyst, Krishna Shankar

ROTH Capital Partners

Krishna Shankar, (949) 720-5778
kshankar@roth.com
Sales (800) 933-6830, **Trading** (800) 933-6820

COMPANY NOTE | EQUITY RESEARCH | October 22, 2013

Semiconductors & Electronics

PLX Technology, Inc. | PLXT - $6.24 - NASDAQ | *Buy*

Company Update

➤ "PLXT management also indicated good traction with the new Express fabric datacenter initiative that could significantly accelerate revenues beyond 2014."

➤ "While PLXT has a diversified customer base with datacenter and enterprise customers such as Cisco, Juniper, EMC, NetApp, QLogic, Intel, NVDA, AMD, FIO, Violin Memory, HP, Dell, IBM etc, no single customer represents more than 6 to 7% of revenues."

➤ "Cisco's comments on long-term strength in new datacenter products are a longer-term positive for PLXT."

Consolidated Income Statement (in 000's)

	September 30, 2013	Years Ended December 31, 2012	2011	2010	2009	2008
Net revenue	$ 78,793	$ 100,248	$ 111,152	$ 115,540	$ 82,832	$ 81,068
Cost of revenues	33,735	41,462	46,600	47,753	35,900	32,786
Gross profit	45,058	58,786	64,552	67,787	46,932	48,282
GM%	57.2%	58.6%	58.1%	58.7%	56.7%	59.6%
Operating expenses						
Research and development	18,548	27,532	28,218	30,799	31,387	27,091
Selling, general and administrative	19,532	28,927	28,037	26,720	24,719	23,368
Net acquisition and restructuring related costs	291	6,898	(507)	855	2,900	756
Amortization of purchased intangibles assets	-	245	2,801	2,593	3,416	742
Impairment of assets						54,272
Total operating expenses	38,371	63,602	58,549	60,967	62,422	106,229
Income (loss) from operations	6,687	(4,816)	6,003	6,820	(15,490)	(57,947)
Other income (expense), net	(128)	(149)	(148)	57	336	1,543
Loss on fair value remeasurement	-	-	-	-	(3,842)	-
Income (loss) from continuing operations before provision for income taxes	6,559	(4,965)	5,855	6,877	(18,996)	(56,404)
Provision for income taxes	202	236	2,751	2,235	(194)	126
Income (loss) from continuing operations, net of tax	6,357	(5,201)	3,104	4,642	(18,802)	(56,530)
Loss from discontinued operations, net of tax	(57)	(27,388)	(27,927)	(7,931)		
Net income (loss)	$ 6,300	$ (32,589)	$ (24,823)	$ (3,289)	$ (18,802)	$ (56,530)
Net income (loss) per share	$ 0.14	$ (0.73)	$ (0.55)	$ (0.08)	$ (0.53)	$ (2.00)
Dilutes shares outstanding	46,332	44,882	45,016	39,625	35,653	28,203

PLX TECHNOLOGY

Balance Sheet Highlights (in 000's)

	September 30,	December 31,				
	2013	2012	2011	2010	2009	2008
ASSETS						
Current Assets:						
Cash, cash equivalent and S-T Investments	$ 17,452	$ 16,460	$ 19,646	$ 16,233	$ 38,359	$ 39,542
Accounts receivable, net	12,014	10,635	11,074	13,555	9,167	5,712
Inventories	10,070	10,560	8,896	13,318	9,628	7,257
Other current assets	3,602	2,894	1,323	4,159	3,712	4,699
Total current assets	43,138	40,549	40,939	47,265	60,866	57,210
Goodwill	20,461	20,461	21,338	21,412	1,367	-
Other purchased intangible assets, net	-	-	20,845	31,484	5,640	-
Property and equipment, net	10,390	11,267	12,291	12,554	10,856	10,590
Long-term investments	533	251	106	7,346	1,656	7,585
Other assets	204	451	1,299	1,910	3,635	1,875
Total assets	$ 74,726	$ 72,979	$ 96,818	$ 121,971	$ 84,020	$ 77,260
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current Liabilities:						
Accounts payable	$ 5,697	$ 10,738	$ 7,134	$ 8,783	$ 6,489	$ 4,003
Accrued expenses	7,304	7,569	7,350	7,583	3,658	4,054
Short term debt	-	8,000	5,115	6,066	776	-
Total current liabilities	13,001	26,307	19,599	22,432	10,923	8,057
Long term debt	6,000	-	2,000	1,731	1,098	-
Total liabilities	19,001	26,307	21,599	24,163	12,021	8,057
Shareholders' equity:						
Common Stock	46	45	45	45	37	28
Additional paid-in capital	192,237	189,444	185,323	183,090	153,939	132,159
Accum other comprehensive income (loss)	(267)	(226)	(147)	(148)	(87)	104
Accumulated deficit	(136,291)	(142,591)	(110,002)	(85,179)	(81,890)	(63,088)
Total shareholders' equity	55,725	46,672	75,219	97,808	71,999	69,203
Total liabilities and shareholders' equity	$ 74,726	$ 72,979	$ 96,818	$ 121,971	$ 84,020	$ 77,260

D. James Guzy, Sr.

Mr. Guzy has served as our Chairman of the Board since 1986. He has been Chairman of Arbor Company, a limited partnership engaged in the electronics and computer industry, since 1969 and Co-founder and Chairman of SRC Computers LLC, a developer of reconfigurable processor-based computers, since 1996. Mr. Guzy also serves on the board of Alliance Bernstein Core Mutual Fund since 1982. He has served as a director of Cirrus Logic, a developer of high-precision analog and mixed-signal integrated circuits, from 1984 to 2011, a director of Intel, a semiconductor chip maker, from 1969 to 2008, a director and director emeritus of Novellus Systems, a developer and manufacturer of systems used in the fabrication of integrated circuits, from 1990-2003 and 2004-2006 respectively, a director and director emeritus of Micro Component Technology, Inc., a semiconductor test equipment manufacturer, from 1993-2004 and 2005-2008 respectively, a director and director emeritus of LogicVision, a provider of semiconductor built-in-self- test BIST and diagnostic solutions, from 1999-2004 and in 2005 respectively, and a director and director emeritus of Tessera Technologies, a developer of miniaturization technologies for chip-scale, multichip, and wafer-level packaging, from 2000-2004 and in 2005 respectively. Mr. Guzy received a B.S. from the University of Minnesota and an M.S. from Stanford University. The Board selected Mr. Guzy to serve as a director because of his long experience with the Company, experience with public company governance and knowledge of the semiconductor industry. He was a founding investor of the Company and served as Chairman since the beginning and is therefore very familiar with the Company's markets, customers and competition.   Furthermore he has over 40 years of experience serving as an investor and director of numerous public companies, including many leading semiconductor companies.

John H. Hart

Mr. Hart has been a director of PLX since April 1999. He is a former senior vice president and Chief Technology Officer of 3Com. At 3Com, Mr. Hart was responsible for the overall strategic direction of the company during the 10 year period from 1990 to 2000 in which it grew annual revenue from $400 million to almost $6 billion. He architected and led 3Com's "Fast, Cheap and Simple" (FCS) first/last mile networking strategy and was responsible for 3Com's Advanced Development Lab which pioneered Ethernet adapter and switch solutions, 802.11 solutions, and cable modems/low cost routers. Prior to 3Com, Mr. Hart was Vice President of Engineering at Vitalink Communications Corporation where he led the group that invented, patented and shipped the industry's first Ethernet switching products. He has experience in determining successful strategic directions. Mr. Hart currently serves on the board of Plantronics Inc. since 2006, and previously served on the boards of Coherent Inc. from 2000-2010, and Clearspeed Technology PLC from 2002-2008. He holds a Bachelor of Science in Mathematics from the University of Georgia. The Board selected Mr. Hart to serve as a director because of his technology experience and perspective. Many of the technology and market trends and business issues that Mr. Hart experienced at 3Com are directly relevant to PLX's business.

Michael J. Salameh

Mr. Salameh co-founded PLX and served as our Chief Executive Officer and as a member of the Board of Directors from PLX's inception in May 1986. He retired from his position as CEO in November 2008 and continues to serve as a director. In addition to serving as PLX's CEO for 22 years, he personally participated in many of the key company functions including sales, marketing, engineering, accounting, quality assurance, operations and compensation. He is familiar with the company's critical business processes, the key people and the business landscape including customers, markets, suppliers and competition. Mr. Salameh currently performs management consulting for private technology companies. He also serves as a director, compensation committee chairman and audit committee member of Alpha and Omega Semiconductor. He has more than 25 years of chief executive and marketing experience in the semiconductor industry. From 1980 through 1986, Mr. Salameh was employed in various marketing management positions with Hewlett-Packard Company. Mr. Salameh received a B.S. in Engineering and Applied Science from Yale University and an M.B.A. from Harvard Business School. The Board selected Mr. Salameh to serve as a director because of his industry experience and knowledge of the Company.

Ralph Schmitt

Mr. Schmitt served as our President and Chief Executive Officer, and has been a member of our board of directors, since November 2008. He resigned from his position as CEO in October 2012 and continues to serve as a director. He has been involved in the semiconductor industry for more than 25 years in various diversified areas such as design, application, sales, marketing and general management. Mr. Schmitt has served on multiple semiconductor boards and has run four different semiconductor companies. In October 2012, Mr. Schmitt was appointed Chief Executive Officer of OCZ Technology Group, which designs, manufactures, and distributes solid state drives and computer components. In April 2011, he joined the board of OCZ Technology Group. He chaired the Global Semiconductor Alliance (GSA) Emerging Company Council from 2010 to 2012 and was on the GSA board in 2012. Prior to joining our company, Mr. Schmitt consulted with a variety of venture capitalists, as well as acted as chief executive officer of Legend Silicon, a privately funded Chinese terrestrial digital TV semiconductor company. From June 2005 to August 2007, Mr. Schmitt served as the chief executive officer of Sipex, an analog semiconductor company, which merged with Exar Corporation in August 2007. Upon the completion of the merger, he was appointed chief executive officer and a director of Exar, positions he held until the end of 2007. From 1999 to 2005, Mr. Schmitt was the Executive Vice President of Sales, Marketing and Business Development for Cypress Semiconductor, a seller of a broad range of semiconductor products to global markets. He has also served on the boards at Cypress subsidiaries and other privately held semiconductor and systems companies. Mr. Schmitt received his BSEE from Rutgers University. The Board previously selected Mr. Schmitt to serve as a director because he was the chief executive officer of the Company, and is currently proposing his nomination as a director based on his experience in the semiconductor industry and his relationships with many executives and senior management at semiconductor companies throughout the United States.

PLX
TECHNOLOGY®

Robert H. Smith

Mr. Smith has been a director of PLX since November 2002. Mr. Smith has extensive experience in a variety of industries, including the semiconductor industry and has had management experience in a variety of roles. His experience as Chief Financial Officer of publicly held companies also provides valuable knowledge of financial statement preparation and regulatory compliance. From May 1995 to August 2002, Mr. Smith worked at Novellus Systems Inc., a semiconductor equipment manufacturer, where his last position was Executive Vice President of Administration in the Office of the CEO and board member. In 1994, Mr. Smith held the position of chairman of the board of directors for Micro Component Technology, Inc., a semiconductor test-equipment manufacturer. From 1986 through 1990, Mr. Smith served as the president of Maxwell Graphics, Inc., a printing company. From 1982 through 1986, Mr. Smith held chief financial officer positions with Maxwell Communications of North America Corp. and R. R. Donnelley and Sons, printing companies. He previously also held executive positions with Honeywell, Inc., Memorex Corp. and Control Data Corp. Mr. Smith was also a member of the board of directors for Cirrus Logic, Inc., from 1990 to 2012 and ON Semiconductor Corporation from 2005 to 2012, both semiconductor companies, Epicor Software Corporation, a software company from 2003 to 2011 and Virage Logic Corporation, a semiconductor company from 2003 to 2010. The Board selected Mr. Smith to serve as a director because he has served as chief financial officer, audit committee chairman and audit committee member for a variety of companies and he has an extensive understanding of the internal and external financial reporting of public companies.

Thomas Riordan

Mr. Riordan was appointed to the Board of Directors in November 2004 and has more than 30 years of experience in the solid-state electronics industry. In May 2011, Mr. Riordan was appointed Chief Operating Officer of MoSys, Inc., a provider of serial chip-to-chip communications products. Prior to joining MoSys Inc., Mr. Riordan was president and CEO of Exclara, a fabless semiconductor supplier of ICs for solid-state lighting, from 2006 until 2010. Before that, he was vice president of the microprocessor division of PMC-Sierra, Inc., a semiconductor company, from 2000 to 2004. From August 1991 to August 2000, Mr. Riordan was chief executive officer, president and a member of the board of directors of Quantum Effect Devices, Inc. (QED), a semiconductor design company that Mr. Riordan co-founded. QED went public on NASDAQ in 1999 and was subsequently acquired by PMC-Sierra. From February 1985 to June 1991, Mr. Riordan served in various design and managerial roles, most recently as director of research and development at MIPS Computer Systems, Inc., a semiconductor design company. From March 1983 to January 1985, Mr. Riordan served as a design engineer at Weitek Corporation, a semiconductor company. From October 1979 to February 1983, Mr. Riordan was a design engineer at Intel Corporation. Mr. Riordan also serves on the boards of directors of Mellanox Technologies Ltd., a semiconductor company since 2003, and several private companies. Mr. Riordan holds Bachelor of Science and Master of Science degrees in Electrical Engineering as well as a Bachelor of Arts degree in Government from the University of Central Florida and has done post-graduate work in Electrical Engineering at Stanford University. The Board selected Mr. Riordan to serve as a director largely because of his experience in building QED into a leading microprocessor company. QED (now part of PMC-Sierra) and PLX are both complex digital chip fabless semiconductor companies and therefore have many common characteristics such as design and manufacturing methodologies, supply chain systems and marketing and sales processes.

Patrick Verderico

Mr. Verderico has been a director of PLX since November 2004. He is an operations and financial executive with more than 25 years of industry and consulting experience with high technology companies. Mr. Verderico has extensive line experience in manufacturing, finance, planning, and international operations with service as a corporate officer in seven high technology companies in manufacturing, finance and executive management. Mr. Verderico's international experience includes expatriate assignments in Latin America and Asia. He has served on the Board of Directors of three publicly traded semiconductor companies before joining the Board of PLX. Mr. Verderico is a certified public accountant and has both audit and compensation board committee experience. From 1992 to 2008, Mr. Verderico served as a director of Micro Component Technology, Inc., a semiconductor test equipment manufacturer. He also previously served on the board of directors of OSE USA, Inc., a semiconductor-packaging foundry, from 1997-2006 and Catalyst Semiconductor, a programmable integrated circuit manufacturer, from 1996-2000. From January 2001 to January 2003, he was Chief Financial Officer of Ubicom, an Internet processor and software company. From April 1997 to November 2000, he worked at OSE USA, Inc. where his last position was President and Chief Executive Officer. Prior to 1997, Mr. Verderico held executive positions with Maxtor as Chief Operating Officer, Creative Technology as Chief Financial Officer, Cypress Semiconductor as Chief Financial Officer, Philips Semiconductors as Vice President of Assembly Operations, National Semiconductor as Corporate Controller, and a former partner of Coopers & Lybrand. Mr. Verderico received a B.A. from the University of Akron and a Masters of Public Administration (M.P.A.) from Pennsylvania State University. The Board selected Mr. Verderico to serve as a director because he has broad financial and operational management experience with high technology companies, and has experience with board committee functions such as audit and compensation.

David K. Raun

Mr. Raun was appointed President and Chief Executive Officer, and became a member of our board of directors in December 2012, after having served as interim President and Chief Executive Officer since October 2012. Prior to that, he was our Senior Executive Vice President and General Manager of Product Lines since March 2012, having served as our Vice President, Marketing and Business Development since May 2007, and our Vice President, Marketing since November 2004. From January 2002 to November 2004, Mr. Raun was Vice President of Marketing at Pericom Semiconductor. From April 2001 to September 2001, Mr. Raun was Executive Vice President & General Manager at Actovate, a technology-based marketing company. From September 1989 to November 2000, Mr. Raun worked at Waferscale Integration, Inc., where his last position was Vice President of PSD & Memory Products. From 1985 to 1989, Mr. Raun held various sales, sales management, and marketing positions at AMD. Mr. Raun received a B.S. in Electrical and Computer Engineering from the University of California, Santa Barbara. The Board selected Mr. Raun to serve as a director because of his appointment described at the beginning of this paragraph. Mr. Raun brings almost 30 years of semiconductor experience including executive roles over the past 16 years working with multiple different boards and CEOs. He has an extensive understanding of PLX's markets, customers, products, challenges and opportunities.

Experienced PLX Management Team

- Seasoned, Stable Lean Management Team
  - Over 140 years of semiconductor experience
  - Average experience at senior exec level: 12+ years
  - Average time with PLX: 8+ years
    - No exec with less than 4 years with PLX



David Raun
President & CEO
Art Whipple
CFO
Vijay Meduri
EVP Engineering
Gene Schaeffer
EVP Worldwide Sales
Mike Grubisich
EVP Operations

PLXT History – Additional Details

➤ **Focus on Serial Interconnect (2000-2004)**

  ▪ High speed connectivity went serial to improve performance and cost

  ▪ PLX correctly predicted PCI Express (PCIe) to be the winning serial standard and invested development resources accordingly

  ▪ Acquired Sebring, HiNT and NetChip for PCIe products, IP and engineering talent

  ▪ Introduced first family of PCIe Gen 1 switches and bridges in 2004

    • Designs in servers at Sun Microsystems & storage systems at EMC

➤ **Emerged as PCI Express Leader (2005-2008)**

  ▪ Introduced two Gen 2 families of switches including family for Cisco & networking

    • Cisco standardized on PCIe for control plane

    • Other networking leaders followed

  ▪ Numerous competitors abandon the market

  ▪ PCIe revenue grew 10X from 2005 to 2008



PLXT History – Additional Details

➢ **Leveraged Interconnect Leadership Position & Expanded (2009-2011)**

- PLX became the preferred PCIe supplier at almost every market leader in equipment for data centers and cloud computing

- PLX market share rose to ~60%

- 2009 recession impacted most technology companies, including PLX

- Company decided to expand into adjacent storage and networking markets
  - Acquired Oxford Semiconductor (PCI Express Serial Ports & Consumer Storage)
  - Acquired Teranetics (Same PCIe customers, 10G Ethernet growth, key IP for PCIe future)

- Record revenues in 2010 (up 39%) driven by high margin revenues from Oxford products and 71% growth in PCIe

- Record PCIe revenues in 2011
  - PCIe over 50% of PLX sales for first time
  - Aging legacy products impacted overall growth.

- Plans for addressable market expansion with ExpressFabric finalized



PLXT History – Additional Details

➤ April 2012: PLX signed a Definitive Agreement with IDTI

- $7.00 (5 year high) and 78% premium over the five-day average price prior to the announcement
- Comprehensive Go-Shop with over 30 companies approached
- Deutsche Bank hired for the transaction and go-shop



➤ In parallel to delayed IDTI transaction

- PLX decided to focus development resources exclusively on PCIe because the PCIe market was taking off while the 10G market was delayed
- Divested 10G and Satellite TV
- These divestitures reduced opex by $20M, while allowing continued flow of margin dollars from consumer storage and connectivity products, allowing exclusive focus on expanding PCIe business

➤ December 2012

- December 6th: 2013 Annual Operating Plan (AOP) approved by Board. Plan included spending cuts of $20M and significant growth in profitability
- December 19th: FTC blocked transaction and IDTI terminated agreement
- December 21st: Board appointed David Raun as CEO to execute the 2013 AOP